11150 Santa Monica Boulevard
Gil Borok	Suite 1600
Chief Financial Officer	Los Angeles, CA 90025

CB Richard Ellis, Inc.	310 405 8909 Tel
310 405 8950 Fax

gil.borok@cbre.com
www.cbre.com

May 18, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Kevin Woody, Branch Chief

RE:	CB Richard Ellis Group, Inc.
File No. 001-32205 Form 10-K for the year ended December 31, 2010

Dear Mr. Woody:

Reference is made to the comments of the Staff of the United States Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) of CB Richard Ellis Group, Inc. (the “Company”) in a letter dated May 5, 2011. We have considered the Staff’s comments and set forth below are the Staff’s comments and the Company’s responses.

For convenience of reference, we have set forth your comments in italics below, with the Company’s response following each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Real Estate

Cost Capitalization and Allocation, page 36

1.	Please tell us if you capitalize internal costs incurred when acquiring, developing and constructing real estate assets. To the extent you capitalize such costs, please tell us the amount of these indirect costs capitalized for each fiscal year presented.

Company Response

The Company does not capitalize any internal costs when acquiring, developing and constructing real estate assets.

Results of Operations, page 39

2.	We note your EBITDA, as adjusted disclosure. Please tell us how you have complied with Item 10(e)(1)(i)(C) of Regulation S-K, or tell us how you determined it was not necessary to include a statement disclosing the reasons why management believes that presentation of this non-GAAP financial measure provides useful information to investors.

Company Response

EBITDA represents earnings before net interest expense, write-off of financing costs, income taxes, depreciation and amortization, and goodwill and other non-amortizable intangible asset impairment, while amounts shown for EBITDA, as adjusted, remove the impact of certain cash and non-cash charges related to acquisitions, cost containment and asset impairments. Our management believes that both of these measures are useful in evaluating our operating performance compared to that of other companies in our industry because the calculations of EBITDA and EBITDA, as adjusted, generally eliminate the effects of financing and income taxes and the accounting effects of capital spending and acquisitions, which would include impairment charges of goodwill and intangibles created from acquisitions. Such items may vary for different companies for reasons unrelated to overall operating performance. As a result, our management uses these measures to evaluate operating performance and for other discretionary purposes, including as a significant component when measuring our operating performance under our employee incentive programs. Additionally, we believe EBITDA and EBITDA, as adjusted, are useful to investors to assist them in getting a more accurate picture of our results from operations.

The Company will enhance its disclosure by including the above paragraph in future filings beginning with its Quarterly Report on Form 10-Q for the period ended June 30, 2011 to clearly indicate why management believes the presentation of each non-GAAP measure disclosed (such as EBITDA and EBITDA, as adjusted) provides useful information to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K.

Liquidity and Capital Resources, page 48

3.	Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of non-U.S. subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your non-U.S. subsidiaries and disclose the impact of repatriating the undistributed earnings of non-U.S. subsidiaries. Please refer to Item 303(A)(1) of Regulation S-K and Section IV of our Release 33-8350.

Company Response

The Company respectfully advises the Staff that it considered Item 303(A)(1) of Regulation S-K, which calls for disclosure of any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way. The Company further considered the guidance set forth in Release 33-8350. Although the Company could generally repatriate earnings from its foreign subsidiaries, as disclosed on page 118 of its Annual Report on Form 10-K, the Company currently elects not to do so. In addition, the Company disclosed that unremitted earnings of foreign subsidiaries, which have been, or are intended to be permanently invested, aggregated approximately $990.7 million at December 31, 2010, and that the determination of the tax liability upon repatriation is not practicable. Based on these facts, the Company respectfully submits to the Staff that no additional disclosure is currently warranted.

In respect of future filings, the Company acknowledges its disclosure obligations under Item 303(A)(1) of Regulation S-K as well as the guidance provided by the SEC in Release 33-8350 at Section IV. If the circumstances warrant in future periods, the Company will consider disclosing under “Liquidity and Capital Resources” the foregoing disclosures currently included on page 118 of the Company’s Annual Report on Form 10-K, and that if such funds became needed for funding the Company’s U.S. operations, that the Company would be required to accrue and pay U.S. taxes to repatriate these funds.

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (310) 405-8909.

Sincerely,

/s/ GIL BOROK
Gil Borok
Chief Financial Officer